Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Healthcare Providers Direct, Inc.

Dated: April 9, 2007	/s/ Norman R. Proulx
Norman R. Proulx

Dated: April 9, 2007	/s/ Janet Tobias Proulx
Janet Tobias Proulx